United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2017

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number: 0-31983

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Garmin International, Inc. Retirement Plan

c/o Garmin International, Inc.

1200 East 151st Street

Olathe, KS 66062

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Garmin Ltd.

Mühlentalstrasse 2

8200 Schaffhausen

Switzerland

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Garmin International, Inc. Retirement Plan

Years Ended December 31, 2017 and 2016

With Independent Auditors’ Report

Garmin International, Inc.

Retirement Plan

Financial Statements and

Supplementary Information

Years Ended December 31, 2017 and 2016

Report Of Independent

Registered Public Accounting Firm

Garmin Retirement Plan Committee and Plan Participants of

Garmin International, Inc. Retirement Plan

Olathe, Kansas

Opinion On The Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Garmin International, Inc. Retirement Plan (the Plan) as of December 31, 2017 and 2016 and the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis For Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ RubinBrown LLP

We have served as the Plan’s auditor since 2014.

Kansas City, Missouri

June 5, 2018

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2017 and 2016

	2017	2016
Assets
Cash and cash equivalents	$458	$458

Cash held in self directed brokerage accounts	4,761,002	-

Investments at fair value:
Mutual funds	263,786,380	206,670,195
Common collective trusts	490,149,651	383,536,433
Self directed brokerage accounts	20,052,141	18,594,047
Garmin employer stock	31,856,935	26,821,786
	805,845,107	635,622,461

Receivables:
Notes receivable from participants	6,933,833	6,455,695

Net assets available for benefits	$817,540,400	$642,078,614

See accompanying notes.

2

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2017 and 2016

	2017	2016
Additions
Contributions:
Participant	$33,233,385	$29,706,342
Employer	37,468,253	34,219,885
Rollover	4,843,051	10,321,867
Total additions	75,544,689	74,248,094

Deductions
Benefits paid to participants	28,222,678	24,347,245
Fees	113,285	137,877

Total deductions	28,335,963	24,485,122

Investment income:
Net appreciation in fair value of investments	116,763,421	47,879,707
Dividends and interest from investments	11,220,134	6,584,918
Total income	127,983,555	54,464,625

Interest on notes receivable from participants	269,505	240,774

Net increase	175,461,786	104,468,371

Net assets available for benefits - Beginning of year	642,078,614	537,610,243

Net assets available for benefits - End of year	$817,540,400	$642,078,614

See accompanying notes.

3

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The Garmin International, Inc. Retirement Plan (the Plan) is a contributory defined contribution plan available to employees of Garmin International, Inc. (the Company or Plan Sponsor), a wholly owned subsidiary of Garmin Ltd. The adopting employers of the Plan are Garmin AT, Inc., Digital Cyclone, Inc., Garmin North America, Inc., and Garmin USA, Inc. (Employers). Garmin Ltd. and international subsidiary employees are excluded from participating in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by Garmin International, Inc. The Company has overall responsibility for the operation and administration of the Plan. The Company determines the Plan’s investment offerings, monitors investment performance and reports to the Board of Directors of Garmin Ltd.

The Plan was amended October 1, 2016 to eliminate any age or service requirements to participate in the Plan. Prior to October 1, 2016 employees had to be 21 years of age or older and had to be credited with at least a 60-day period of service to be eligible to make deferral contributions to the Plan and receive the employer match and base contributions. Employees will receive the employer match and base contributions on the first day of the payroll period that coincides with or next follows the date that the requirements were satisfied. Associates in the internship program are excluded from participating in the Plan.

Eligible employees may contribute up to 50% of their annual compensation subject to Internal Revenue Service (IRS) maximum limitations. Participants are allowed to designate contributions as traditional (pre-tax) or Roth (after tax) contributions. The Company matches 75% of each participant’s contributions up to 10% of the employee’s eligible compensation. Additional discretionary contributions may be made to all eligible employees of the Company.

Participants become fully vested in Company matching contributions after five years of continuous service. The vesting percentages are as follows: 0% through one year of service, 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years of continuous service. Participants will have a 100% vested interest in their account upon reaching normal retirement age, upon death while still a participant in the Plan, or upon suffering a qualifying disability while still a participant in the Plan.

For the years ended December 31, 2017 and December 31, 2016, the non-safe harbor discretionary base contribution was equal to 2% of each participant’s eligible compensation. Participants become fully vested in non-safe harbor discretionary base contributions and any other discretionary profit-sharing contributions after five years of continuous service. The vesting percentages are as follows: 0% through one year of service, 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years of continuous service.

4

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan (continued)

The Employers made additional discretionary contributions (Safe Harbor base contributions) to the Plan during the 2017 and 2016 plan years. For any plan year in which the Employers elect to make this type of contribution it will be equal to at least 3% of each eligible participant’s compensation and will be 100% vested at all times. Participants will be notified before the beginning of each Plan year that this type of contribution will be made. Eligible employees will receive Safe Harbor contributions on the first day of the payroll period that coincides with or next follows the date of employment.

Participants do not need to be enrolled in the Plan to receive safe harbor and non-safe harbor discretionary base contributions.

The nonvested balance of terminated participants’ account balances is forfeited, and such forfeitures serve to reduce future Company contributions and pay Plan administrative fees. The Plan used $634,215 and $571,004 in forfeiture funds to reduce Company contributions in 2017 and 2016, respectively. The Plan did not use any forfeitures to pay administrative fees in 2017 or 2016. The Plan retained $124,389 and $10,956 in forfeitures as of December 31, 2017 and 2016, respectively, which is available for future use.

Any other discretionary Company contributions to the Plan would be at the sole discretion of the Company.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Under provisions of the Plan, participants direct the investment of their contributions into one or more of the investment accounts available.

Participants may borrow from the Plan in the form of a participant note receivable, which is limited to the amount the participant may borrow without being treated as a taxable distribution. The note receivable and any outstanding balance may not exceed 50% of the participant’s vested account balance, not including discretionary profit-sharing contributions or merged Garmin International, Inc. base contribution balances, or $50,000, whichever is less. Principal and interest are paid ratably each pay period through deductions from the participant’s payroll. The vested account balance provides the security for the note receivable, and the participant’s account may not be used as security for a note receivable outside of the Plan. Additionally, notes receivable must be repaid with interest within five years from the inception date unless the note receivable is used to acquire the participant’s principal residence. The note receivable may be repaid before it is due.

5

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan (continued)

Upon termination of employment with the Company, participants have various distribution options for receiving their benefits. If the participant’s balance is greater than $5,000 the participant may choose between a lump sum distribution or to receive payment in installments (monthly, quarterly, semi-annual or annual payments). If the participant’s balance is less than $5,000 a lump sum distribution is required. A lump sum distribution may be made in the form of a rollover IRA or cash. If the participant’s balance is less than $1,000 the lump sum distribution must be in cash.

In 2016, the Plan Sponsor and certain of its affiliated entities acquired substantially all of the assets of DeLorme Publishing Company, Inc. Those employees of DeLorme Publishing Company, Inc. that became employees of the Company or Garmin USA, Inc. were able to roll their balances from the DeLorme Publishing Company, Inc. 401(k) Plan to the Plan. DeLorme Publishing Company, Inc. employees were granted credit for prior service and immediately eligible to participate in the Plan per the eligibility requirements at the date of acquisition. During 2016, these participants rolled a total of $6,390,522 into the Plan.

Although the Company has not expressed any intent to do so, it has the right under the Plan provisions to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their benefits. Additional information about the Plan and its vesting and withdrawal provisions is contained in the Summary Plan Description, Garmin International, Inc. Retirement Plan.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Plan.

Basis of Accounting

The financial statements are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements.

Individual participant accounts for the common collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the funds of the trust, but do have an interest therein represented by units valued daily. The common collective trusts earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from each common collective trust are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

6

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Certain expenses of the Plan are paid by the Company and are not included in the statements of changes in net assets available for benefits. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Certain investment management and administration expenses paid to T. Rowe Price are included as a reduction of the net appreciation in fair value of investments. The Plan used $90,548 and $ 116,226 of proceeds from a revenue sharing arrangement to pay administrative fees in 2017 and 2016 respectively.

3. Fair Value Measurements

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

7

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3. Fair Value Measurements (continued)

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	One or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The Plan’s investments are stated at fair value. Following is a description of the valuation methodologies used:

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value per share (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Self-directed brokerage accounts: Valued at either closing price reported on the active market on which the individual securities are traded or using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Common collective trusts: Valued at the NAV of units of a bank collective trust or its equivalent. The NAV, as provided by T. Rowe Price, is used as a practical expedient to estimating fair value. The NAV is based on the fair value of the underlying investments held by the respective trust less its liabilities. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

8

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2017 and 2016.

	Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual funds	$263,786,380	$-	$-	$263,786,380
Self directed brokerage accounts	20,042,344	9,797	-	20,052,141
Garmin Ltd. Common Stock	31,856,935	-	-	31,856,935
Total assets in the fair value hierarchy	$315,685,659	$9,797	$-	315,695,456

Common collective trusts measured at net asset value {a}:				490,149,651
Total investments at fair value				$805,845,107

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual funds	$206,670,195	$-	$-	$206,670,195
Self directed brokerage accounts	18,499,411	94,636	-	18,594,047
Garmin Ltd. Common Stock	26,821,786	-	-	26,821,786
Total assets in the fair value hierarchy	$251,991,392	$94,636	$-	252,086,028

Common collective trusts measured at net asset value {a}:				383,536,433
Total investments at fair value				$635,622,461

{a}	Certain investments that are measured at fair value using the net asset value per share/unit (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

There have been no changes in the methodologies used at December 31, 2017 or 2016.

9

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

4. Income Tax Status

The underlying volume submitter plan has received an opinion letter from the IRS dated March 31, 2014, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (Code), and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2015-6 and Announcement 2011-49, Garmin International, Inc. has determined that it is eligible to and has chosen to rely on the current IRS volume submitter opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code with the exception of certain immaterial operational errors that are being corrected in compliance with applicable programs of the IRS and DOL. As such, the Plan Administrator believes that the Plan is qualified and the related trust is tax-exempt.

The Plan believes it has maintained its tax status and has not identified any tax positions which are considered to be uncertain. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax period in progress. The Plan files income tax returns in the U.S. federal jurisdiction and is no longer subject to income tax examinations by tax authorities for years before 2014.

5. Related Party Transactions and Parties in interest Transactions

Certain Plan investments are shares of mutual funds and common collective trusts managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and therefore, these transactions qualify as party in interest transactions. Investment management and shareholder servicing fees paid on these funds and all other funds to T. Rowe Price are recorded as a reduction of net appreciation (depreciation) in fair value of investments, as they are paid through a revenue sharing arrangement, rather than a direct payment. For the years ended December 31, 2017 and 2016, the Plan received amounts totaling $334,172 and $41,835 under the revenue sharing arrangement. At December 31, 2017 and 2016, the Plan had balances available in the amount of $117,148 and $19,581 to pay future administrative expenses or to allocate to participants as a result of the revenue sharing arrangement. The Plan made direct payments to the third party administrator of $33,734 and $22,587 for the years ended December 31, 2017 and 2016, respectively. The Company pays directly any other fees related to the Plan’s operations.

Certain Plan investments are shares of Garmin Ltd. common stock. Garmin International, Inc. is the Plan Sponsor; therefore, these transactions are considered party in interest transactions. Certain receivables are loans to participant employees of the Company, and therefore these transactions are considered party in interest transactions.

These transactions qualify as exempt party in interest transactions.

10

GARMIN INTERNATIONAL, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits as reflected in the financial statements to the Form 5500:

	December 31,
	2017	2016

Net assets available for benefits per the financial statements	$817,540,400	$642,078,614
Adjustment from contract value to fair value reporting utilized by certain common collective trusts	(163,476)	(122,802)
Net assets available for benefits per Schedule H of the Form 5500	$817,376,924	$641,955,812

The following is a reconciliation of net increase as reflected in the financial statements to the Form 5500:

	Years Ended December 31,
	2017	2016
Net increase per financial statements	$175,461,786	$104,468,371
Change in adjustment from contract value to fair value reporting utilized by certain common collective trusts	(40,674)	(138,416)
Net income per Schedule H of the Form 5500	$175,421,112	$104,329,955

11

Supplementary Information

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

Held at End of Year

December 31, 2017

EIN 48-1088407

Plan # 001

	Description	Number
	of	of Shares		Fair
Identity of Issuer	Investment	or Units	Cost (1)	Value

Garmin Ltd. Common Stock*	Company Stock	534,781.52		$31,856,935

Amer Beac Small Cap Val Inst Fund	Mutual Fund	226,796.76		$6,216,499
Lazard Emerging Markets Portfolio Fund	Mutual Fund	426,366.46		$8,535,857
Oppenheimer International Growth Fund	Mutual Fund	387,696.11		$16,911,304
T. Rowe Price Mid-Cap Value Fund*	Mutual Fund	618,197.72		$18,793,211
T. Rowe Price Government Money Fund*	Mutual Fund	8,231,757.44		$8,231,757
Invesco Small Cap Discovery Y	Mutual Fund	792,566.40		$8,131,731
Vanguard Institutional Index Fund	Mutual Fund	331,274.26		$80,652,030
Vanguard Small Cap Index Instl	Mutual Fund	389,297.08		$27,554,447
Vanguard Mid Cap Index, Instl	Mutual Fund	588,995.11		$24,926,273
JP Morgan Intrepid Value R6 Fund	Mutual Fund	639,135.48		$22,107,696
Prudential Total Return Bond Z Fund	Mutual Fund	2,019,924.10		$29,450,493
MFS International Value R4 Fund	Mutual Fund	283,751.33		$12,275,082
				$263,786,380

TROWEPRICE RET HYB 2005 TR T10*	Common Collective Trust	40,094.41		$687,619
TROWEPRICE RET HYB 2010 TR T10*	Common Collective Trust	144,044.15		$2,539,498
TROWEPRICE RET HYB 2015 TR T10*	Common Collective Trust	285,326.57		$5,244,302
TROWEPRICE RET HYB 2020 TR T10*	Common Collective Trust	1,982,540.86		$37,926,007
TROWEPRICE RET HYB 2025 TR T10*	Common Collective Trust	1,235,228.25		$24,408,110
TROWEPRICE RET HYB 2030 TR T10*	Common Collective Trust	3,773,794.17		$76,645,759
TROWEPRICE RET HYB 2035 TR T10*	Common Collective Trust	1,112,423.77		$23,060,545
TROWEPRICE RET HYB 2040 TR T10*	Common Collective Trust	6,517,406.30		$137,712,795
TROWEPRICE RET HYB 2045 TR T10*	Common Collective Trust	1,295,203.42		$27,471,264
TROWEPRICE RET HYB 2050 TR T10*	Common Collective Trust	1,228,898.85		$26,138,678
TROWEPRICE RET HYB 2055 TR T10*	Common Collective Trust	1,259,009.79		$26,665,827
TROWEPRICE RET HYB 2060 TR T10*	Common Collective Trust	189,210.79		$2,552,454
T. Rowe Price Stable Value Common Trust Fund*	Common Collective Trust	25,729,551.00		$25,729,551
T. Rowe Price Growth Stock Trust*	Common Collective Trust	1,117,100.77		$34,987,596
T. Rowe Price U.S. Mid-Cap Growth Equity Trust*	Common Collective Trust	1,572,034.98		$38,216,170
				$489,986,175

Self Directed Brokerage Accounts	Brokerage Accounts	–		$24,813,143
Participant Notes Receivable, interest rates from 3.75% to 8.75%, maturities through September 7, 2047*	Participant Notes Receivable	–		$6,933,833
				$817,376,466

(1) Cost information was omitted for Plan assets which are participant directed.

*Indicates party in interest to the Plan.

12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN

By:	/s/ Gene Lampe
Gene Lampe
Plan Administrator

Dated: June 5, 2018